4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001184946
  *erv6sgj
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  PLANTRONICS, INC.
  0000914025
  <IRS-NUMBER>77-0207692
</SUBJECT-COMPANY>
<PERIOD>10/11/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   O'MARA, JOHN MOWBRAY
   337 ENCINAL STREET
   P.O. BOX 1802

   SANTA CRUZ, CA 95061-1802
2. Issuer Name and Ticker or Trading Symbol
   PLANTRONICS, INC. (PLT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   10/11/02
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                  10/11/02    M        12,000        A  $2.5400                     D  Direct
COMMON STOCK                                  10/11/02    M        3,000         A  $4.6700                     D  Direct
COMMON STOCK                                  10/11/02    M        3,000         A  $5.5200                     D  Direct
COMMON STOCK                                  10/11/02    M        3,000         A  $7.9600                     D  Direct
COMMON STOCK                                  10/11/02    M        3,000         A  $13.9000     51,000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.5400         10/11/02       M                          12,000                        01/26/04
(right to buy)
Non-Qualified Stock Option     $4.6700         10/11/02       M                          3,000                         01/15/05
(right to buy)
Non-Qualified Stock Option     $5.5200         10/11/02       M                          3,000                         01/15/06
(right to buy)
Non-Qualified Stock Option     $7.9600         10/11/02       M                          3,000                         01/15/07
(right to buy)
Non-Qualified Stock Option     $13.9000        10/11/02       M                          3,000                         01/15/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     10/11/02  COMMON STOCK                   12,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     10/11/02  COMMON STOCK                   3,000                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     10/11/02  COMMON STOCK                   3,000                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     10/11/02  COMMON STOCK                   3,000                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     10/11/02  COMMON STOCK                   3,000                     0             D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ O'MARA, JOHN MOWBRAY
DATE 10/14/02